Exhibit 28 (a)

                VILLAGE SUPER MARKET, INC. REPORTS RESULTS
           FOR THE QUARTER AND SIX MONTHS ENDED JANUARY 27, 1996

Springfield, NJ - February 29, 1996 - Village Super Market, Inc.
reported sales and net income for the second quarter and six months ended January 27, 1996, Perry Sumas, President announced today.

     Net income was $1,194,000 in the second quarter of fiscal 1996 compared to $436,000 in the prior year. Sales in the second quarter increased 3.6% to $178,002,000.

     Net income in the second quarter included a net gain of $581,000 on the sale of a property. The remaining improvement in net income results from the same store sales increase of 3.6%, improved gross margins and lower depreciation and interest expense. These improvements were partially offset by higher operating expenses.

     For the sixth month period, sales were $344,524,000, a 1.6% increase from the prior year. Net income for the sixth month period was $1,333,000 compared with $519,000 in the prior year.

     Village Super Market, Inc. operates a chain of twenty-three supermarkets under the ShopRite name in New Jersey and Eastern
Pennsylvania.

     The following table summarizes Village's results for the quarter and six months ended January 27, 1996.

                          January 27, 1996      January 28, 1995
                                      13 Weeks Ended
Sales                     $178,002,000          $171,804,000
Net Income                $  1,194,000          $    436,000
Net Income Per Share      $        .41          $        .15

                                      26 Weeks Ended
Sales                     $344,524,000          $339,170,000
Net Income                $  1,333,000          $    519,000
Net Income per share      $        .46          $        .18